UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NATURE’S SUNSHINE PRODUCTS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

639027101

(CUSIP Number)

Kristine F. Hughes

c/o Nature’s Sunshine Products, Inc.

75 East 1700 South

Provo, Utah 84606

(801) 342-4300

Eugene L. Hughes

c/o Nature’s Sunshine Products, Inc.

75 East 1700 South

Provo, Utah 84606

(801) 342-4300

Pauline Hughes Francis

c/o Nature’s Sunshine Products, Inc.

75 East 1700 South

Provo, Utah 84606

(801) 342-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Thomas W. Kellerman

Morgan, Lewis & Bockius, LLP

2 Palo Alto Square

3000 El Camino Real, Suite 700

Palo Alto, California 94306

(650) 843-7550

May 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 639027101

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Kristine F. Hughes

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,272,402 (See Items 2 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,272,402 (See Items 2 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,402 (See Items 2 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 8.2% (See Item 5)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 639027101

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Eugene L. Hughes

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,272,402 (See Items 2 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,272,402 (See Items 2 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,402 (See Items 2 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 8.2% (See Item 5)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 639027101

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Pauline Hughes Francis (also known as Pauline T. Hughes)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,915,221 (See Items 2 and 5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,915,221 (See Items 2 and 5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,915,221 (See Items 2 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 12.3% (See Item 5)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 639027101

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) E. L. Hughes & K. F. Hughes TTEE U/D

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,043,720 (See Items 2 and 5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,043,720 (See Items 2 and 5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,720 (See Items 2 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 6.7% (See Item 5)

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 639027101

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Eugene L. & Kristine Hughes TTEES, UA 10/11/79

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 50,944 (See Items 2 and 5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 50,944 (See Items 2 and 5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944 (See Items 2 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) * (See Item 5)

14	Type of Reporting Person (See Instructions) OO

*  Less than one percent.

CUSIP No. 639027101

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Hughes Unlimited LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,100,757 (See Items 2 and 5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,100,757 (See Items 2 and 5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,757 (See Items 2 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 7.1% (See Item 5)

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 639027101

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Pauline T. Hughes Family Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 814,464 (See Items 2 and 5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 814,464 (See Items 2 and 5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 814,464 (See Items 2 and 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 5.3% (See Item 5)

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 639027101

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, no par value per share (“Common Stock”), of Nature’s Sunshine Products, Inc., a company organized under the laws of the State of Utah (the “Company”).  The principal executive offices of the Company are located at 75 East 1700 South Provo, Utah 84606.

Item 2.	Identity and Background
(a)

This statement is being filed by Kristine F. Hughes, Eugene L. Hughes and Pauline Hughes Francis (collectively, the “Hughes Parties”); Eugene L. & Kristine Hughes TTEES, UA 10/11/79, a trust formed under the laws of the State of Utah; E. L. Hughes & K. F. Hughes TTEE U/D, a trust formed under the laws of the State of Utah; Pauline T. Hughes Family Trust, a trust formed under the laws of the State of Utah; and Hughes Unlimited LLC, a limited liability company formed under the laws of the State of Utah (each a “Reporting Person” and, collectively, the “Reporting Persons”).  The Reporting Persons are filing this statement because they, together with the Shareholder Parties (as defined below), may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), as a result of the Voting Agreements (as defined below) and the transactions contemplated thereby.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

A copy of the Joint Filing Agreement by and among the Reporting Persons is filed as Exhibit 99.1 hereto.  Information in this statement with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

(b)

The business address of the Hughes Parties is c/o Nature’s Sunshine Products, Inc., 75 East 1700 South Provo, Utah 84606.

The business address of Eugene L. & Kristine Hughes TTEES, UA 10/11/79 and E. L. Hughes & K. F. Hughes TTEE U/D (collectively, the “Hughes Trusts”) is 2349 North 750 East, Provo, Utah 84604-4014.

The business address of Pauline T. Hughes Family Trust and Hughes Unlimited LLC (collectively, the “Pauline T. Hughes Trusts”) is P.O. Box 1007, Salem, Utah 84653-1007.

(c)

The principal occupation of the Hughes Parties is as members of the Board of Directors of the Company.

The principal business of the Hughes Trusts and the Pauline T. Hughes Trusts is to manage their respective assets.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

CUSIP No. 639027101

mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Each of the Hughes Parties is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration
No funds were used by the Reporting Persons in entering into the Voting Agreements.
Item 4.	Purpose of Transaction

On February 27, 2009, Prescott Group Aggressive Small Cap Master Fund, G.P. (“Prescott”) made a written demand, pursuant to Section 16-10a-702(1)(b) of the Utah Revised Business Corporation Act (the “URBCA”), that the Company hold a special meeting of shareholders, or in lieu thereof an annual meeting of shareholders, for the purpose of electing a slate of directors proposed by Prescott.  On March 10, 2009, Prescott made a written demand, pursuant Section 16-10a-1601(3) of the URBCA, that Prescott be allowed to inspect and copy the record of shareholders required to be maintained by the Company pursuant to Section 16-10a-1601(3) of the URBCA.  The stated purpose for such inspection was to solicit proxies from the Company’s shareholders for the purpose of voting on the election of directors and other matters presented at the meeting of shareholders.  Prescott informed the Company that on April 3, 2009, it commenced a legal action in the Fourth Judicial District Court for Utah County, Utah (Prescott Group Aggressive Small Cap Master Fund, G.P. v. Nature’s Sunshine Products, Inc., Civil No. 090401518) in order to petition the court to order an annual meeting of shareholders for the purpose of electing directors of the Company.  The Company was informed that the complaint was filed but not served.

On May 22, 2009, the Company and the Hughes Parties in their capacity as shareholders of the Company entered into a settlement and voting agreement (the “Prescott Agreement”) with Prescott.  Contemporaneously with the Prescott Agreement, the Company and the Hughes Parties entered into voting agreements (collectively with the Prescott Agreement, the “Voting Agreements”) with each of Red Mountain Capital Partners II, L.P., Red Mountain Capital Partners III, L.P. and Paradigm Capital Management, Inc. (collectively with Prescott, the “Shareholder Parties”).  As part of the Prescott Agreement, Prescott agreed to withdraw its demands, dismiss its legal action and release the Company, the Hughes Parties and other related parties from claims relating to Prescott’s legal action.

The Voting Agreements provide, among other things, that, effective on or about June 7, 2009, ten days following the date of the mailing of an Information Statement on Schedule 14F-1 (the “Information Statement”) to the shareholders of the Company, (i) the authorized number of directors of the Board of Directors of the Company (the “Board”) will be increased from six to eight directors in accordance with Section 3.2 of the Bylaws of the Company, creating two additional vacancies in addition to one previously unfilled vacancy on the Board, (ii) with the exception of Kristine F. Hughes, all of the current members of the Board will resign as members of the Board, resulting in a total of seven vacancies on the Board and (iii) Michael D. Dean, Albert R. Dowden, Douglas Faggioli, Pauline Hughes Francis, Willem Mesdag, Jeffrey D. Watkins and Candace K. Weir will be appointed to fill such vacancies on the Board and will serve as directors until the next annual meeting of shareholders at which directors are elected and until their respective successors are duly elected and qualified, unless they resign, are removed or are otherwise disqualified from serving as a director of the Company.  Ms. Francis is currently a director of the Company, and her resignation and reappointment are for the purpose of changing the Board class to which she is assigned.

CUSIP No. 639027101

The Voting Agreements also provide that, at the next annual meeting of shareholders, which is currently planned for 2009, the Company will nominate, and the Shareholder Parties and the Hughes Parties will vote all of the shares of Common Stock beneficially owned by them in favor of, each of the following individuals, with such nominees serving in the Board class set forth opposite his or her name:

Name	Class
Jeffrey D. Watkins	Class I
Willem Mesdag	Class I
Michael D. Dean	Class II
Douglas Faggioli	Class II
Candace K. Weir	Class II
Kristine F. Hughes	Class III
Pauline Hughes Francis	Class III
Albert R. Dowden	Class III

Pursuant to the terms of the Voting Agreements, the two Class I directors’ terms will expire at the first annual meeting of shareholders following their election (expected to be in 2010), the three Class II directors’ terms will expire at the second annual meeting of shareholders following their election (expected to be in 2011), and the three Class III directors’ terms will expire at the third annual meeting of shareholders following their election (expected to be in 2012).  Thereafter, as provided in the Company’s Restated Articles of Incorporation, it is expected that the terms of each class of directors will expire at the third annual meeting following the annual meeting at which such class is elected.

The voting arrangement set forth in the Voting Agreements will terminate immediately following the next annual meeting of shareholders of the Company or any adjournment or postponement thereof, or December 31, 2009, whichever is earlier.

As a result of the Voting Agreements, a change in the majority of the Board of Directors will become effective on or about June 7, 2009, ten days following the date of the mailing of the Information Statement to the shareholders of the Company.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the forms of Voting Agreements, which are attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5 and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a), (b)

Each of Kristine F. Hughes and her spouse, Eugene L. Hughes, may be deemed to beneficially own an aggregate of 1,272,402 shares of Common Stock, representing approximately 8.2 percent of the issued and outstanding shares of Common Stock, based upon information provided by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 indicating that 15,510,159 shares of Common Stock were issued and outstanding on April 30, 2009.  Both Mr. and Ms. Hughes have shared voting and dispositive power over all 1,272,402 shares, which consist of (i) options exercisable for 8,000 shares of Common Stock within 60 days of April 30, 2009 by Mr. Hughes, (ii) 92,073 shares of Common Stock that Mr. Hughes holds indirectly through the Company’s 401(k) plan, (iii) 61,330 shares of Common

CUSIP No. 639027101

Stock that Mr. Hughes holds directly, (iv) 16,335 shares of Common Stock that Ms. Hughes holds directly, (v) 1,043,720 shares of Common Stock (representing approximately 6.7 percent of the issued and outstanding shares of Common Stock, based upon information provided by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 indicating that 15,510,159 shares of Common Stock were issued and outstanding on April 30, 2009) held by E. L. Hughes & K. F. Hughes TTEE U/D, of which Mr. and Ms. Hughes are co-trustees and beneficiaries and (vi) 50,944 shares of Common Stock held by Eugene L. & Kristine Hughes TTEES, UA 10/11/79, of which Mr. and Ms. Hughes are co-trustees and beneficiaries.

Pauline Hughes Francis may be deemed to beneficially own an aggregate of 1,915,221 shares of Common Stock, representing approximately 12.3 percent of the issued and outstanding shares of Common Stock, based upon information provided by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 indicating that 15,510,159 shares of Common Stock were issued and outstanding on April 30, 2009.  Ms. Francis has sole voting and dispositive power over all 1,915,221 shares, which consist of (i) 1,100,757 shares of Common Stock (representing approximately 7.1 percent of the issued and outstanding shares of Common Stock, based upon information provided by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 indicating that 15,510,159 shares of Common Stock were issued and outstanding on April 30, 2009) held by Hughes Unlimited LLC, of which Ms. Francis is the managing member and (ii) 814,464 shares of Common Stock (representing approximately 5.3 percent of the issued and outstanding shares of Common Stock, based upon information provided by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 indicating that 15,510,159 shares of Common Stock were issued and outstanding on April 30, 2009), held by Pauline T. Hughes Family Trust, of which Ms. Francis is the sole trustee and a beneficiary.

(c)	Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by the Reporting Persons.
(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this statement on Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 639027101

Item 7.	Material to be Filed as Exhibits
The following documents are filed as exhibits:

Item No.	Exhibit
99.1(1)

Joint Filing Agreement, dated as of May 28, 2009, by and among Kristine F. Hughes, Eugene L. Hughes, Pauline Hughes Francis, E. L. Hughes & K. F. Hughes TTEE U/D, Eugene L. & Kristine Hughes TTEES, UA 10/11/79, Pauline T. Hughes Family Trust and Hughes Unlimited LLC

99.2(2)

Settlement and Voting Agreement, dated as of May 22, 2009, by and among Nature’s Sunshine Products, Inc., Kristine F. Hughes, Eugene L. Hughes, Pauline Hughes Francis and Prescott Group Aggressive Small Cap Master Fund, G.P.

99.3(2)	Voting Agreement, dated as of May 22, 2009, by and among Nature’s Sunshine Products, Inc., Kristine F. Hughes, Eugene L. Hughes, Pauline Hughes Francis and Red Mountain Capital Partners II, L.P.

99.4(2)	Voting Agreement, dated as of May 22, 2009, by and among Nature’s Sunshine Products, Inc., Kristine F. Hughes, Eugene L. Hughes, Pauline Hughes Francis and Red Mountain Capital Partners III, L.P.

99.5(2)	Voting Agreement, dated as of May 22, 2009, by and among Nature’s Sunshine Products, Inc., Kristine F. Hughes, Eugene L. Hughes, Pauline Hughes Francis and Paradigm Capital Management, Inc.

(1)	Filed currently herewith.

(2)	Previously filed with the Securities and Exchange Commission on May 28, 2009 as an exhibit to the Current Report on Form 8-K and is incorporated herein by reference.

CUSIP No. 639027101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to is true, complete and correct.

Dated: May 28, 2009	/s/ Kristine F. Hughes
Kristine F. Hughes

CUSIP No. 639027101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to is true, complete and correct.

Dated: May 28, 2009	/s/ Eugene L. Hughes
Eugene L. Hughes

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to is true, complete and correct.

Dated: May 28, 2009	/s/ Pauline Hughes Francis
Pauline Hughes Francis

CUSIP No. 639027101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to is true, complete and correct.

EUGENE L. & KRISTINE HUGHES TTEES, UA 10/11/79

Dated: May 28, 2009	/s/ Kristine F. Hughes
Kristine F. Hughes, Trustee

Dated: May 28, 2009	/s/ Eugene L. Hughes
Eugene L. Hughes, Trustee

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to is true, complete and correct.

E. L. HUGHES & K. F. HUGHES TTEE U/D

Dated: May 28, 2009	/s/ Kristine F. Hughes
Kristine F. Hughes, Trustee

Dated: May 28, 2009	/s/ Eugene L. Hughes
Eugene L. Hughes, Trustee

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to is true, complete and correct.

PAULINE T. HUGHES FAMILY TRUST

Dated: May 28, 2009	/s/ Pauline Hughes Francis
Pauline Hughes Francis, Trustee

CUSIP No. 639027101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to is true, complete and correct.

HUGHES UNLIMITED LLC

Dated: May 28, 2009	/s/ Pauline Hughes Francis
Pauline Hughes Francis, Managing Member